Todd J. Emmerman todd.emmerman@kattenlaw.com 212.940.8873 direct 212.894.5873 fax

August 15, 2008

Via Edgar Transmission and Federal Express

United States Security and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attention: Era Anagnosti

Re:	Hyde Park Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A Amendment No. 1
Filed on July 2, 2008
File No.: 000-52459

Dear Ms. Anagnosti:

Set forth below is the response on behalf of Hyde Park Acquisition Corp. (“Hyde Park”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated July 21, 2008 (the “Comment Letter”), concerning Hyde Park’s revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on July 2, 2008. In addition, we have updated the disclosure in the Preliminary Proxy Statement to include financial information as of, and for the six month period ended, June 30, 2008. For your convenience and to facilitate your review, a marked copy of the Schedule 14A, which has been revised in accordance with our responses below and otherwise updated, is being separately delivered. In this Comment Response Letter unless the context otherwise requires, the words “we”, “us” and “our” refer to Hyde Park.

Questions and Answers About the Acquisition

What are the retained interests and why will the existing owners of Holdings own them after completion of the acquisition?

1.
We note your revised disclosure in response to our prior comment 9. We further note that Essex has already acquired 400,000 shares of the company’s common stock (see Essex 10b5-1 Plan discussion on page 17). Please revise the proxy statement to include disclosure about the percentage of interest that the members of Holdings will retain in light of the 400,000 share purchase as well as the minimum percentage of the Holdings interests that Hyde Park will acquire.

Response: We have added tabular disclosure of the percentage of distributions to which the existing members of Holdings will be entitled by virtue of their retained interests in the section entitled “Summary - The Acquisition Proposal – The Acquisition” as well as a cross reference to such table in the section entitled “QUESTIONS AND ANSWERS ABOUT THE ACQUISITION– What are the retained interests and why will the existing owners of Holdings own them after completion of the acquisition?”

Era Anagnosti
August 15, 2008

2.
Please disclose the estimated percentage of Hyde Park’s common stock that the existing members of Holdings may hold as of the closing (assuming that the entire $10 million value in retained interests is held in the form of shares of the company’s common stock).

Response: We have added disclosure responsive to the Staff’s comment in the section entitled “SUMMARY – The Acquisition Proposal – The Acquisition.”

Is Hyde Park issuing any shares of common stock in the acquisition?

3.	It appears that the answer given in response to the captioned question attempts to address any dilution concerns affecting the IPO shareholders.

•
Please confirm whether the 132,912 shares of the company’s common stock will be issued to Houlihan Smith as part of its advisory fee, or to Macquarie Capital for its services in connection with the proposed acquisition.

•
Based on your disclosure in the third paragraph of page 45 and Section 4(b) of the employment agreements attached as Annex E to the proxy statement, please disclose the maximum equity interest the management of Essex may obtain, in the aggregate, as a result of option exercises. Also, in an appropriate section of the proxy please disclose management’s ultimate ownership interest in Hyde Park, assuming that their retained interests are held in the form of Hyde Park’s shares of common stock.

Response: We have added disclosure to clarify that the 132,912 shares of Hyde Park common stock referred to in the Staff’s comment will be issued to Macquarie Capital in the section entitled “QUESTIONS AND ANSWERS ABOUT THE ACQUISITION – Is Hyde Park issuing any shares of common stock in the acquisition?”

We have also added disclosure of the maximum equity interests in Hyde Park that Essex’s management may obtain, including as a result of option exercises, in the section entitled “SUMMARY - Interests of Holdings and Essex’s Directors and Officers in the Acquisition.”

Era Anagnosti
August 15, 2008

Why is Hyde Park proposing the adjournment proposal?

4.	We note your revised disclosure in response to our prior comment 8. Please further revise your disclosure to address the concern raised in bullet point three of our prior comment 8.

Response: In accordance with our response to comment 8 below, we have eliminated references to “incentivizing transactions,” which we believe renders the Staff’s comment moot.

Summary

The Acquisition Proposal
The Acquisition

5.
We note your revised disclosure in response to our prior comment 10, including the illustration found on page 11. In the “Sources of Funds” calculations, please include a conversion payout line item, including the amount of the payout.

Response: We have added a line item for payments to converting IPO shareholders to the illustration of the calculation of net purchase price and the sources of funds in the section entitled “SUMMARY – The Acquisition Proposal – The Acquisition.”

6.	In footnote 2, please explain what reimbursement amount “would increase proportionately to up to $250,000” and in proportion to what.

Response: We have revised footnote 2 to clarify how the reimbursement amount is determined.

Vote Required to Adopt the Acquisition Proposal

7.
We note your response to prior comment 8. We believe that it would be reasonable for a holder of your IPO shares to believe that unless the holders of at least 80% of IPO shares did not want to convert, the company would continue to look for another transaction or return their proportionate share of the trust. This is based on disclosure in your IPO prospectus and your charter documents that if the holders of 20% or more of the IPO shares do want to convert, you will not proceed with a transaction. It is not disclosed to investors in your prospectus that the company would act with the purpose or effect of controlling this outcome to assure that the condition is approved. The fact that holders of shares of a public company might dispose of them does not, in our view, equate to the company actively incentivizing holders to approve the transaction and not convert where, absent such incentive, they may have been likely to withhold approval and request conversion.

Response: See response to comment 8.

Era Anagnosti
August 15, 2008

8.
Therefore, we ask that you please remove the reference to the company entering in to such transactions and confirm supplementally that it will not do so, directly or indirectly. Alternatively, you should explain in the filing in greater detail the terms of the transactions that the company would engage in, how the company would fund such transactions and the indirect impact of such transactions on the funds in the trust, why such transactions would be fair to holders who do not want to approve the transaction but want the company to continue to seek out an alternative transaction, and why the company’s participation in such transactions is consistent with the prospectus and charter documents and with the understanding of a reasonable investor who had read those materials. In this case we would also ask for your analysis whether the company’s solicitation of such transactions would constitute a tender offer and we would advise you that we will likely have significant additional comments upon review of your response.

Response: We have deleted disclosure regarding the entering into of "incentivizing transactions," and we hereby confirm on behalf of Hyde Park that Hyde Park will not enter into any such transactions, directly or indirectly.

The Acquisition Proposal
Background of the Acquisition

9.
We note your revised disclosure in response to our prior comment 27. However, your disclosure does not address who proposed the retained interests and how they were negotiated. Please revise your disclosure to fully address our prior comment 27.

Response: We have added disclosure to clarify who proposed the retained interests and how they were negotiated in the section entitled “THE ACQUISITION PROPOSAL – Background of the Acquisition.”

Factors Considered by the Hyde Park Board in Approving the Acquisition

10.
We note that in the opening paragraph, you disclose that in evaluating this transaction, the board relied on financial “and other information relating to Holdings and Essex.” In your “Attractive underlying assets” discussion on page 47, you state that Essex’s cranes and attachments “have useful lives of up to 50 years, with the average fleet age of 18 years.”

Based on the information found in Note (1) on page 7 of the Essex Crane Rental Corp Transaction Briefing, it appears that independent specialist equipment appraisers were commissioned to appraise Essex’s pool of assets. If the appraisal is one of the “other” factors considered by the board in approving the acquisition, as well as one of the factors taken in consideration in determining the average age of the Essex’s fleet, please include appropriate disclosure about this third party appraisal in accordance with Item 14(b)(6) of Schedule 14A.

Response: The equipment appraisals referred to in the Essex Crane Rental Corp Transaction Briefing were not commissioned by Hyde Park or Essex in connection with the acquisition. Rather, the appraisals were, in accordance with the requirements of Essex’s credit facility, obtained by Wachovia Capital Finance Corp. for the benefit of the lenders under Essex’s credit facility. While the appraisals were considered as part of Hyde Park’s due diligence, the appraisals were not material to the board of directors’ decision to approve the acquisition. Nor were the appraisals the source of the estimated useful life or average age of Essex’s fleet, which amounts were based on Essex’s managements’ knowledge of its fleet and the industry.

Era Anagnosti
August 15, 2008

Operating Characteristics of the of the Industry

11.	We note your revised disclosure in response to our prior comment 28. Please disclose the data that you are referring to in your disclosure, as well as the management consultant you retained.

Response: In the section entitled “THE ACQUISITION PROPOSAL – Factors Considered by the Hyde Park Board in Approving the Acquisition,” we have clarified our disclosure of what Hyde Park’s board of directors considered in approving the acquisition, including by adding disclosure that certain industry dynamics were derived from an industry assessment provided by Oliver Wyman, a management consultant retained by Hyde Park,

Interests of Hyde Park Directors and Officers in the Acquisition

12.
We note your revised disclosure and tabular presentation in response to our prior comment 37. It appears that the gain on securities amount for Mr. Laurence Levy is incorrect. Please revise accordingly.

Response: The discrepancy identified in the Staff’s comment was the result of a typographical error in the presentation of the value of Mr. Levy’s warrants as of June 27, 2008. We note, however, that we have revised the applicable to disclosure to reflect the value of securities as of August 12, 2008, which eliminated the typographical error and resulting discrepancy.

Strategy
Increase market share and pursue profitable growth opportunities

13.
We note your revised disclosure in response to our prior comment 44. Based on our review of the supplemental information that you provided, it appears that Essex (i) currently operates a limited number of service and storage centers and (ii) has derived a substantial portion of its revenues from certain geographical locations (we note page 7 of each of the following presentations: Project Longley, Opportunity Overview - Hyde Park Acquisition Corp. dated September 2007; and Project Longley, Charts dated October 2007). Please elaborate on your disclosure that Essex’s geographical footprint covers “all of North America.”

Response: We have revised the disclosure regarding Essex’s geographical footprint in the section entitled “INFORMATION ABOUT HOLDINGS AND ESSEX – Strategy – Increase market share and pursue profitable growth opportunities.”

Era Anagnosti
August 15, 2008

Facilities

14.
We note your revised disclosure in response to our prior comment 45. Based on Essex’s current locations and the goal of establishing service and storage centers within a 500 mile radius of an Essex facility, please quantify your disclosure by identifying, to the extent known, the number and location of the additional centers contemplated in Essex’s growth strategy.

Response: We have revised the disclosure regarding the location of additional facilities contemplated by Essex’s growth strategy in the section entitled “INFORMATION ABOUT HOLDINGS AND ESSEX – Facilities.” We believe that the revised disclosure eliminates the need to quantify the number of additional facilities contemplated by Essex’s growth strategy.

Unaudited Pro Forma Condensed Combined Financial Statements

15.
Please revise your head note to clarify that the pro forma statement of operations for the interim period is also presented as if the transaction took place on January 1, 2007, as required by Article 11-02(b)(6) of Regulation S--X.

Response: We have revised the head note to disclose that interim period is presented as if the transaction took place on January 1, 2007.

16.
We note your response to prior comment 49. Please prominently disclose in the head note to the pro forma financial statements that the pro forma statements of operations may not be representative of future results and specifically address the impact of the fair value adjustments on future gains on the sales of used rental equipment and on depreciation expense. Please also include this disclosure in a head note to the Selected Unaudited Pro Forma Consolidated Financial Information on page 30 and MD&A - Overview on page 111.

Response: We have revised the head note to the pro forma financial statements to prominently disclose that the gain on sale of used rental equipment may not be representative of future results and that a pro forma adjustment for depreciation has been recorded as the higher fair value of rental equipment will be depreciated over the estimated useful life of the assets, thereby increasing future depreciation expense. We have also included a similar disclosure in the head note to Selected Unaudited Pro Forma Consolidated Financial Information and MD&A – Overview.

17.
We note your response to prior comment 51. It is not clear to us why you believe it is appropriate to reflect the retained interests as equity in the pro forma financial statements. Please clarify or revise.

Response: We believe that the pro forma financial statements properly reflect the retained interests in Holdings as equity in the pro forma combined financial statements for the following reasons:

•	The substance of the transaction is that the base purchase price of the business on an unlevered basis was $210 million. That is the economic price which the buyer and seller agreed.

Era Anagnosti
August 15, 2008

•
Hyde Park introduced the notion that a portion of the consideration would be in the form of an equity “roll-over” by Essex management and Kirtland Capital into shares of Hyde Park common stock (or securities exchangeable for shares of Hyde Park common stock).

•
Essex’s management and Kirtland Capital sought to structure the equity roll-over in a manner that would result in deferral of the tax liability on the appreciated value of their continuing investment. If Essex’s management and Kirtland Capital had continued their equity investment in the form of Hyde Park common stock (instead of a continuing interest in Holdings), the appreciation in value of the exchanged interests in Holdings would have been immediately subject to tax on the closing date. The parties determined to accomplish deferral of the tax liability by structuring the equity roll-over as a continuing interest in Holdings, albeit on economic terms, as described below, which would parallel an equity roll-over into shares of Hyde Park common stock.

•
The retained interests in Holdings are exchangeable on a one-for-one basis for shares of Hyde Park common stock at the option of the holder of the retained interest at any time following completion of the acquisition. In addition, Hyde Park can cause the mandatory exchange of the retained interests for shares of Hyde Park common stock at any time after December 31, 2010. The holders of the retained interests do not participate in the economics of Holdings unless Hyde Park pays a dividend to its common stockholders, in which case the holders of retained interests participate on an “as-exchanged” basis.

•	The retained interests do not afford the holders with any management of voting rights in Holdings.

•
The retained interests in Holdings are classified as equity in its financial statements as they are not mandatorily redeemable and can only be converted into shares of Hyde Park common stock (i.e. cannot be redeemed for cash considerations).

•
The retained interests are not transferable (with limited estate planning exceptions) without the consent of the managing unitholder of Holdings, rendering the retained interests largely illiquid unless they are exchanged for Hyde Park common stock. Upon exchange of the retained interests for shares of Hyde Park common stock, Essex’s management and Kirtland will, subject to applicable lock-up agreements and applicable laws and the rules of any stock exchange on which Hyde Park’s common stock may be listed, have the same rights as other holders of Hyde Park common stock.

Based on the facts described above the retained interests in Holdings are interests which are indirectly attributable to the parent (Hyde Park). For that reason, we believe that the retained interest in Holdings are more appropriately accounted for as equity in the pro forma combined financial statements (as presented) than as a minority interest in Holdings.

Era Anagnosti
August 15, 2008

18.
We note your response to prior comment 52. Please specifically disclose in Note (O) how you calculated the depreciation expense adjustments separately for rental equipment and property and equipment for each pro forma period.

Response: We have revised Note (P) (formerly Note (O)) to disclose the weighted average remaining life of rental equipment and property and equipment and have disclosed the pro forma depreciation adjustment for rental equipment and property and equipment separately.

19.
In order to provide more transparency, please disclose your estimated average outstanding balance on the new revolving credit facility for each pro forma period in Note (Q) and the unused line fee rate and average unused balance in Notes (Q) and (V). Also, it is not clear to us why interest expense is not based on the rate that would have been in effect during each pro forma period.

Response: We have revised Notes (R) and (X) (formerly Notes (Q) and (V)) to disclose the estimated average outstanding balance, unused balance and interest rate under the new revolving credit facility for each pro forma period. We inadvertently disclosed that the interest rate in effect at the balance sheet date was used to compute the pro forma interest adjustment when that was not the case. We have revised the disclosure to state that the average interest rate for each period presented under the new credit agreement was used to compute the pro forma interest adjustment. The pro forma adjustment for interest expense properly reflects the interest rate that would have been in effect under the new revolving credit facility during each pro forma period.

20.	We note your response to prior comment 54; however it is not clear to us why you believe the effective tax rate at December 31, 2007 is appropriate.

Response: We have computed the tax rate for the combined statement of operations for the year ended December 31, 2007 as if the companies had filed a consolidated tax return for that year. We have revised the pro forma adjustment to properly reflect the tax effect of the elimination of the Hyde Park dividend income not subject to Federal taxation. The 2007 effective tax rate of 26% for Essex was lower than the statutory tax rate primarily due to the reversal of the valuation allowance related to the net operating loss carry-forward deferred tax asset. The 2007 effective tax rate of 19% for Hyde Park was lower than the statutory tax rate due to dividend income which is not subject to federal income tax. The combined 2007 effective tax rate of approximately 27% reflects the increase in tax expense associated with higher taxable income resulting from the pro forma adjustments including the elimination of the Hyde Park tax exempt dividend income.

Era Anagnosti
August 15, 2008

21.
We note your response to prior comment 55. Please confirm that historical compensation expense is indicative of the future expenses under the new Employment Agreements described on page 94, or if applicable, tell us how you have reflected the incremental compensation costs in the pro forma financial statements.

Response: We have revised the pro forma financial statements to adjust for the increase in executive compensation expense that will take effect under the new Employment Agreement upon the consummation of the acquisition and have disclosed such in Note (O) to the pro forma financial statements.

Essex Holdings - Historical Financial Statements
Note 1 – Summary Significant Accounting Policies
Revenue Recognition

22.
We note your responses to prior comment 58. Please explain how the transportation and assembly “deliverables” meet the criteria in paragraph 9(a) of EITF 00-21 of having value to the customer on a standalone basis. Also, it is not clear to us from your response if or how you account for transportation and assembly fees for rental agreements that don’t specify such charges.

Response: Transportation has standalone value to the customer since the service can be provided by and sold separately by another vendor, such as a freight or trucking company. Similarly, assembly has stand alone value to the customer since the service can also be provided by and sold separately by another vendor.

If Essex is providing the transportation and/or the assembly services, these services and related fees are specified in the Equipment Rental Agreement. If these services are being provided by a third party vendor or if the customer performs these services themselves, they are therefore not specified in contract. Our original response “The agreement may specify charges for transportation (both drop-off and pick-up) and assembly (quoted at standard hourly rates), if applicable” included the term “may” to make the distinction that not all of our equipment rental agreements would include transportation and/or assembly.

23.
Please revise your disclosures to clarify when transportation revenue is recognized for drop-off and pick-up of the rental equipment. Also, please tell us if drop-off and pick-up fees are essentially the same, if they are not, please explain the basis for any differences.

Response: We have revised our disclosure to clarify when transportation revenue is recognized for drop-off and pick-up of the rental equipment.

Transportation drop-off and pick-up fees may vary depending on the logistics of the services being provided. For instance, if the equipment is being picked-up and returned to the same location as to where the equipment drop-off originated from (i.e. the equipment was picked-up from our Florida service center, delivered to the customer and then return to the same Florida service center), the fees would essentially be the same since the distance would be the same and the vendor used to perform the services would likely be the same as well. However, in instances where the equipment is delivered to the customer from one location and then dropped-off to the next customer at a different location which may be further away or closer, the drop-off and pick-up fees in the same customer contract may vary.

Era Anagnosti
August 15, 2008

24.
Please delete the word “generally” on page F-26 consistent with your revenue recognition policy footnote in the March 31, 2008 interim financial statements and your response. Also, please provide the disclosures required by paragraph 23(b)(ii) of SFAS 13.

Response: We have revised our disclosure to delete the word “generally” which was inadvertently included in the December 31, 2007 financial statements and properly excluded in our March 31, 2008 interim financial statements.

In addition, we revised our disclosures to include the minimum future rentals for each of the five succeeding fiscal years, in accordance with paragraph 23(b)(ii) of SFAS 13.

Note 9 - Commitments and Contingencies

25.	Please be advised that if you refer to third party consultants in a registration statement you will be required to file a consent.

Response: We have deleted the reference to third party consultants in Note 9.

Note 11 - Subsequent Events

26.	Please explain to us your accounting for this plan and for the subsequent release of shares.

Response: We have revised the Note 11 - Subsequent Events to disclose that on the closing date the shares of Hyde Park common stock will be distributed to one or more of Holdings’ members which will reduce each such member’s retained membership interest in Holdings.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A, (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Era Anagnosti
August 15, 2008

If you have any questions regarding any of our responses or Hyde Park’s revised preliminary proxy statement, please feel free to call me (212-940-8873).

Sincerely yours,

/s/ Todd J. Emmerman

Enclosures